UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2026

Shane O'Connor
Executive Vice President and Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

Re: UniFirst Corporation
Form 10-K for Fiscal Year Ended August 30, 2025
File No. 001-08504

Dear Shane O'Connor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended August 30, 2025

Notes to Consolidated Financial Statements
Note 15: Segment Reporting, page 61

1. We note that the CODM uses segment revenues and segment operating income to assess performance and allocate resources. Please tell us how you considered the guidance in ASC 280-10-50-29(f) and the example at 280-10-55-54(c) to discuss how the CODM uses this measure in assessing performance and deciding how to allocate resources.

2. Please disclose the significant segment expenses categories and amounts that are regularly provided to your CODM for each of your reportable segments. Also disclose the total of other segment items that are included in the reported measures of segment profit and loss for your segments. Refer to ASC 280-10-50-26A and 50-26B.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services